Joseph A. Herz
Tel. (212) 801-6926
Fax (212) 801-6400
herzj@gtlaw.com
November 4, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Coy Garrison

Re:	NorthStar/RXR New York Metro Real Estate, Inc. Pre-Effective Amendment No. 1 to
Post-Effective Amendment No. 1 to the Registration Statement
on Form S-11
Filed November 4, 2015
File No. 333-200617

Dear Mr. Garrison:
On behalf of NorthStar/RXR New York Metro Real Estate, Inc. (formerly known as NorthStar/RXR New York Metro Income, Inc.), a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 1 (“Amendment No. 1”) to Post-Effective Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11.
Amendment No. 1 includes revisions in response to the oral comments received from the Staff (the “Staff”) of the Commission by telephone call to Judith Fryer on October 19, 2015 in connection with Post-Effective Amendment No. 1 to the Registration Statement.
For the Staff’s convenience, the oral comments have been transcribed below, followed by the Company’s responses. The Company is providing the Staff with one clean copy of Amendment No. 1 and four marked copies of Amendment No. 1, which have been marked to indicate the location of changes from Post-Effective Amendment No. 1 to the Registration Statement filed on October 6, 2015. References in this letter to page numbers in Amendment No. 1 refer to the pages in the marked copy of Amendment No. 1.

1.
 In the Prospectus Summary section of the prospectus, please repeat the statement that is currently on page 179 of Post-Effective Amendment No. 1 (or add a similar statement) with respect to the estimated maximum amount and length of time of payment of the distribution fee.

Response
The Company has added the requested disclosure to the Prospectus Summary section on page 2 of Amendment No. 1.

Securities and Exchange Commission
November 4, 2015

1.
Please include disclosure in the Prospectus stating the basis for the assumption in the Estimated Use of Proceeds Table that states that 30% of the shares sold will be Class A shares and 70% of the shares sold will be Class T shares.

Response
The Company has added the requested disclosure in the section titled “Prospectus Summary — Estimated Use of Proceeds” on page 17 of Amendment No. 1.

2.
In the Estimated Use of Proceeds section of the Prospectus commencing on page 69 of Post-Effective Amendment No. 1, please add a footnote to the estimated use of proceeds table regarding the estimated use of proceeds with respect to Class T shares that discloses that the distribution fee is not included in the table and provides the amount of the distribution fee and how it is calculated and paid.

Response
The Company has added the requested disclosure in the section titled “Estimated Use of Proceeds” as footnote 3 to the table regarding the estimated use of proceeds with respect to Class T shares on pages 71-72 of Amendment No. 1.

3.	Please let us know what consideration was given to updating the tax opinion and whether you believe that an update to such opinion is necessary.
Response
The Company has included updated executed opinions regarding tax matters and legality of shares as Exhibit 5.1 and Exhibit 8.1 of Amendment No. 1, respectively.
***
If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Ronald J. Lieberman, Esq., NorthStar/RXR New York Metro Real Estate, Inc. Judith D. Fryer, Esq., Greenberg Traurig, LLP